EXHIBIT 12.1

Reading International, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

Note: The ratio of earnings to fixed charges is calculated by adding pre-tax income from continuing operations before adjustment for noncontrolling interests and equity in net income (loss) from affiliates plus fixed charges and dividing that sum by fixed charges.

	Year Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2009
Earnings (loss) - As defined by Reg. S-K Item 504
Pre-tax income from continuing operations	$(8,516)	$(10,826)	$(6,191)	$(3,519)	$(17,037)	$7,164
Add:
Fixed charges	4,464	8,101	9,517	14,413	25,510	9,455
Distributed income of equity investees	1,546	855	6,647	4,619	951	412

Less:
Interest capitalized	--	(2,612)	(1,801)	(4,422)	(5,708)	(136)
Noncontrolling interests without fixed charges	(112)	(579)	(672)	(917)	(500)	(213)
Earnings (loss)	$(2,618)	$(5,061)	$7,500	$10,174	$3,216	$16,682

Fixed Charges:
Interest expensed	$3,921	$4,682	$6,916	$8,961	$16,749	$7,998
Interest capitalized	--	2,612	1,801	4,422	5,708	136
Amortization of capitalized expenses related to indebtedness	--	--	--	160	1,235	417
Estimated interest factor of rental expense	543	807	800	870	1,818	904
Total fixed charges	$4,464	$8,101	$9,517	$14,413	$25,510	$9,455

Ratio of earnings to fixed charges	*	*	*	*	*	1.76
Deficiency of one-to-one coverage ratio of earnings to fixed charges	$7,082	$13,162	$2,017	$4,239	$22,294	N/A